Mail Stop 4561

October 24, 2008

Mr. James N.B. Rucker
Chief Financial Officer
MarketAxess Holdings, Inc..
140 Broadway, 42nd Floor
New York, NY 10005

      RE: **MarketAxess Holdings, Inc.**
                  Form 10-K for the period ended December 31, 2007
                  Filed March 3, 2008
                  File No. 0-50670

Dear Mr. Rucker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 3, 2008

Agency Bond Market, page 6

1. In this section, you refer to Sallie Mae as a U.S. Government-sponsored agency. It appears that Sallie Mae terminated all ties to the federal government in 2004. In future filings, please revise your disclosure accordingly.

Note 4. Securities, page 80

2. We note that auctions for $11.0 million of your auction rate securities failed in February 2008, but you do not believe that the value of these investments was impaired. We also note that as of June 30, 2008 you have recorded an unrealized loss of $0.4 million on the $9.0 million of auction rate securities remaining on your balance sheet. Please tell us, and disclose in future filings:

   • the key terms of these securities, such as maturity dates, auction reset provisions, interest rate provisions
   • the valuation techniques used, including key assumptions such as liquidity discounts
   • the number, in addition to dollar value, of failed auctions
   • how and when you anticipate that principal on auction rate securities will become available
   • whether any auction rate securities have been sold during the period, and if so, whether losses were realized upon the sale.

   We note that in some cases, the pool of assets underlying the securities is guaranteed by the U.S. Department of Education. Please quantify for us the meaning of "in some cases." Please also tell us the nature of the collateral on your remaining auction rate securities.

   Please describe to us your experience with auctions subsequent to year end. Specifically, quantify for us the par value of your auction rate securities that have had at least one auction since your fiscal year end, and tell us the results of those auctions, separately discussing and quantifying those that failed and those that were successful. To the extent that any securities have had multiple auctions, some of which failed and some of which were successful, you should explain this in reasonable detail in your response.

Exhibits 31.1 and 31.2

3. We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, including the parenthetical disclosure in paragraph 5. In future filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

Proxy Statement filed April 23, 2008

Director Information, page 5

4. In future filings, please clearly disclose the employment of Mr. Gomach from June 2007 to present and Mr. Steinhardt from December 2005 to present.

5. In future filings, please disclose when Mr. Hernandez became the Head of Global Equities for JPMorgan.

Description of 2008 Incentive Program, page 16

6. We note that Mr. Rucker is not included as a named executive officer that would be entitled to receive a payment from the Bonus Pool. In future filings, please explain why Mr. Rucker is not included.

Compensation Discussion and Analysis, page 20

7. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For instance, we note that there are substantial differences between the levels of compensation received by the named executive officers. The basis for such differences should be explained. Please revise future filings accordingly.

Annual Variable Performance Awards Payable in Cash, page 25

8. We note that the bonus pool is based on a percentage of pre-tax operating income, before cash bonus expense. Please tell us the percentage used to arrive at the amount of the pool for 2007. Please refer to Item 402(b)(1)(v) of Regulation S-K.

9. On page 25, we note the reference to financial metrics that were used to determine the bonus amounts payable to your named executive officers. It is not clear if each named executive officer had a specific set of quantitative targets that required achievement in order to receive a bonus payment. Please tell us all the targets/goals applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Also, to the extent there are discretionary and non-discretionary components of your bonuses, please discuss. Similar disclosure should be provided in future filings.

10. Please tell us how the allocation of the bonus pool among named executive officers was determined.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant